SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1995

Registration number 33-52465

     A.  Full title of the plan:

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN


     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gillette Company
Prudential Tower Building
Boston, MA 02199


Financial Statements of The Gillette Company
Global Employee Stock Ownership Plan


The following audited financial statements are enclosed with this report:

Statement of Net Assets Available for Plan Benefits as of December 31, 1995.

Statement of Changes in Net Assets Available for Plan Benefits for the Period from January 1, 1995 to December 31, 1995.


Exhibits

     23.1 Independent Auditors' Report

     23.2 Independent Auditors' Consent

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of The Gillette Company Global Employee Stock Ownership Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                    The Gillette Company Global
                    Employee Stock Ownership Plan


BY ROBERT E. DICENSO
   Robert E. DiCenso


Date:  March 29, 1996

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
                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1995 and 1994


                                                               1995          1994
                                                               ----          ----
Assets:
     The Gillette Company common stock, at market value     $7,659,298      1,526,887
     Cash                                                          733            248
     Employee contributions receivable                         454,240        212,119
     Employer contributions receivable                         137,699         64,997
                                                            ----------      ---------

          Net assets available for plan benefits            $8,251,970      1,804,251
                                                            ==========      =========

See accompanying notes to financial statements.

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
                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

     Year ended December 31, 1995 and seven months ended December 31, 1994


                                                                            1995         1994
                                                                            ----         ----

Additions to net assets attributed to:
     Investment income:
          Dividends on The Gillette Company common stock                $   42,515         3,178
          Realized gains on investments sold                                45,023           378
          Change in unrealized appreciation in the market value of
             investments                                                 1,349,268        67,414
                                                                        ----------     ---------
                                                                         1,436,806        70,970
                                                                        ----------     ---------
     Contributions:
          Employee                                                       4,044,450     1,339,168
          Employer                                                       1,218,085       400,468
                                                                        ----------     ---------
                                                                         5,262,535     1,739,636
                                                                        ----------     ---------

               Total additions                                           6,699,341     1,810,606

Deductions from net assets attributed to:
     Benefit payments                                                      251,622         6,355
                                                                        ----------     ---------

               Net increase                                              6,447,719     1,804,251

Net assets available for plan benefits:
     Beginning of period                                                 1,804,251         -
                                                                        ----------     ---------

     End of period                                                      $8,251,970     1,804,251
                                                                        ==========     =========


See accompanying notes to financial statements.

                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                           December 31, 1995 and 1994


(1)  DESCRIPTION OF THE PLAN

     The Gillette Company Global Employee Stock Ownership Plan (the "Plan") is a defined contribution plan sponsored by The Gillette Company (the "Company"). The following provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

     The Plan was adopted by the Board of Directors of the Company on December 16, 1993 to become effective June 1, 1994. Its goal is to provide eligible Gillette employees the opportunity to purchase common stock of the Company through payroll deduction and Company contributions. All Plan assets are held by the Plan Fiduciary, Banque Internationale a Luxembourg (the "Fiduciary"). Buck Consultants is the record keeper for the Plan.

Eligibility

     Employees eligible to participate in the Plan include all regular employees of participating subsidiaries of the Company with the exception of employees considered to be an executive officer, director, or 10% shareholder of the Company and employees eligible for a savings plan maintained in the United States, Canada, or Puerto Rico. Eligible employees may enroll in the Plan on the first day of each calendar quarter and on the initial participation date for each participating subsidiary.

Contributions

     Eligible employees may contribute 2% to 10% of their compensation to the Plan through payroll deductions. A participating employee may change the contribution rate once each calendar quarter.

     Employer contributions are made to the accounts of participants who are contributing to the Plan in amounts equal to 1% of each participant's eligible pay.

Investments

     All employee and employer contributions are converted into U.S. dollars and then invested in shares of the Company stock generally on the 15th day of each month (or if that date is not a business day, the next preceding business day). Sales of Company stock are made generally on the last business day of each month and subsequently converted into the applicable local currencies to pay Plan benefits. Any dividends on shares of the Company stock are invested in additional shares of the Company stock.

Vesting

     Participants are immediately vested in all shares of Company stock credited to their respective Plan accounts.

                                                                    (Continued)

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                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


Benefit Payments

     Distributions of account balances will be made when the employment of a participant ceases unless upon retirement the participant's account is credited with at least 100 shares of Company stock and the participant elects to defer payment. If an election is made to defer the distribution, retirees may make up to two requests a year for distributions of all or a portion of their account balance.

     For those retirees who do not elect to defer payment and for all other participants who terminate employment for reasons other than retirement, a distribution of Plan benefits is made in the form of a lump sum payment.

     All distributions are made in cash, unless the participant elects to receive the benefit payment in the form of shares of the Company common stock; however, in the event of a participant or retiree's death, all distributions will be made in the form of a lump sum cash payment.

     While employed, participants may elect to take up to two in-service withdrawals from their account balances during a calendar year. Shares purchased with Company contributions and dividends thereon are not eligible for in-service withdrawal until 24 months from their date of purchase.

Plan Expenses

     Brokerage commissions, fees and other security transaction costs are paid by participants as part of the purchase and sale of Company Stock.

     All contributions and cash dividends awaiting investment are held in an interest bearing account maintained by the Plan Fiduciary. Any interest earned on the account is used to pay administrative expenses of the Plan. Any remaining costs of administering the Plan are allocated and paid by the Company subsidiaries participating in the Plan.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

     The accompanying financial statements are presented on the accrual basis of accounting.

Investments

     Investments in the Company common stock are stated at market value, based on the composite closing price of the stock on the New York Stock Exchange as reported by Reuters. Purchases and sales of the Company's common stock are recorded on the trade date (the date the order to buy or sell is executed).

     Dividend income is recorded on the ex-dividend date net of any U.S. withholding taxes. Realized gains and losses are based upon the identified cost method.

                                                                   (Continued)
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                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


Cash

     Amounts shown as cash are foreign cash balances held by the Fiduciary that are to be invested in Company stock in the following month. The balances have been translated into U.S. dollars using the effective exchange rates as of December 31, 1995 and 1994.

Contributions Receivable

     Contributions held at the participating subsidiaries and pending transfer to the Fiduciary have been translated into U.S. dollars using the effective exchange rates as of December 31, 1995 and 1994.

(3) INVESTMENT IN GILLETTE COMPANY COMMON STOCK

     Investments in the Gillette Company common stock held by the Plan at December 31, 1995 and 1994 were as follows:

                              1995           1994
                              ----           ----

Number of shares              146,941         20,427
Cost                       $6,242,616      1,459,473
Market Value               $7,659,298      1,526,887

The realized gains on sales of The Gillette Company common stock were determined as follows:

                                   1995          1994
                                   ----          ----

Proceeds on sales of shares      $251,172        6,345
Cost                              206,149        5,967
                                 --------        -----
                                 $ 45,023          378
                                 ========        =====

(4)  PLAN PARTICIPANTS

     As of December 31, 1995 the Plan had 3,825 participants employed at Company subsidiaries located in Germany, the United Kingdom, Switzerland, Austria, New Zealand, Argentina, Chile, Denmark, Finland, France, Indonesia, Ireland, Mexico, the Netherlands, Norway, Peru, the Philippines, Poland, Portugal, Singapore, Spain, Sweden, and Thailand.

(5) PLAN AMENDMENT AND TERMINATION

     Although the Company intends to continue the Plan indefinitely, it reserves the right on behalf of itself and its participating subsidiaries to modify or terminate the Plan at any time; however, the Plan may not be amended to adversely affect the rights of participants with respect to shares previously credited to their accounts.

     In the event of termination, the assets held by the Plan Fiduciary may continue to be held subject to the provisions of the Plan, or at the direction of the Board of Directors of the Company, the assets of the Plan may be distributed to the participants.

                                                                    (Continued)
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                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


(6)  TAX STATUS

     The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b)(4) thereof. The Company believes that the Fiduciary should be viewed as a directed custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of Company stock held for their account under the Plan.

     The Company has applied to the Internal Revenue Service for rulings on the withholding of U.S. taxes on dividends paid by the Company with respect to the shares of Company stock held under the Plan and on related matters.

(7)  SUBSEQUENT EVENTS

     Subsequent to December 31, 1995, the Company's subsidiaries in Ecuador and Taiwan commenced participation in the Plan.